UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

62914U 108
CUSIP

Tianfu Li
NIVS Industry Park
Shuikou, Huizhou, Guangdong 516006
People’s Republic of China
86-752-2323616
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 (Copy to)
Thomas J. Poletti, Esq.
K&L Gates LLP
10100 Santa Monica Blvd., 7th Floor
Los Angeles, CA  90067
Telephone (310) 552-5000 Facsimile (310) 552-5001

March 18, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. [NONE]
	1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Tianfu Li
	2. Check the Appropriate Box if a Member of a Group (See Instructions) (A) ❑ (B) ❑
	3. SEC Use Only
	4. Source of Funds (See Instructions) PF(1)
	5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ❑
	6. Citizenship or Place of Organization: People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	14,445,160
	8. Shared Voting Power
	9. Sole Dispositive Power	14,445,160
	10. Shared Dispositive Power
	11. Aggregate Amount Beneficially Owned by Each Reporting Person 14,445,160
	12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ❑
	13. Percent of Class Represented by Amount in Row 11 36.4% (2)
	14. Type of Reporting Person (See Instructions) IN

(1)
On December 24, 2008, the Issuer and three of its subsidiaries (NIVS BVI, NIVS HK, and NIVS PRC) entered into an agreement with the Reporting Person pursuant to which the outstanding debt that the Issued owed to Mr. Li would be converted into shares of common stock of the Issuer.  According to the agreement, the shares would be issued upon the closing of the Issuer’s public offering, which occurred on March 18, 2009.  The number of shares that the Issuer to Mr. Li was equal to the debt amount of $7,841,726 divided by the offering price of the public offering.  Based on the offering price of $3.50 per share, the Issuer issued 2,240,493 shares of common stock to Mr. Li.

(2)	Based on 39,646,207 shares of Common Stock outstanding as of March 18, 2009.

Amendment No. 1 to Schedule 13D

This Amendment No. 1, dated March 18, 2009, to Schedule 13D is filed on behalf of Tianfu Li (the “Reporting Person” or “Mr. Li”), and amends that certain Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission on July 25, 2008 (the “Schedule 13D”) relating to the common stock, $.0001 par value per share (the “Common Stock”), of NIVS IntelliMedia Technology Group, Inc. (formerly known as SRKP 19, Inc.) (the “Issuer” or “Company”), a Delaware corporation.

Items 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and restated as follows:

Item 3. Source and Amount of Funds or Other Consideration

On December 24, 2008, the Issuer and three of its subsidiaries (NIVS BVI, NIVS HK, and NIVS PRC) entered into an agreement with Mr. Li pursuant to which the outstanding debt that its owed to Mr. Li would be converted into shares of our common stock.  According to the agreement, the shares would be issued upon the closing of the Issuer’s public offering, which occurred on March 18, 2009.  The number of shares that the Issuer issued to Mr. Li was equal to the debt amount of $7,841,726 divided by the offering price of the public offering.  Based on the offering price of $3.50 per share, the Issuer issued 2,240,493 shares of common stock to Mr. Li.  As a result of the conversion, the debt is no longer outstanding, and the Issuer does not have any outstanding debt owed to Mr. Li.  As a result of the conversion, the number of shares that Mr. Li beneficially owns increased from 12,204,667 shares to 14,445,160 shares, which represents an increase of Mr. Li’s ownership of the Issuer’s outstanding shares of common stock from 33.1% to 36.4%.

The foregoing summary of the share issuance is qualified in its entirety by reference to the copy of the Agreement to Convert Debt into Equity dated December 24, 2008, by and between the Issuer, Niveous Holding Company Limited, NIVS (HZ) Audio & Video Tech Company Limited, NIVS International (H.K.) Limited, and Tianfu Li, as filed as Exhibit 10.16 to the Registration Statement on Form S-1 (File No. 333-153005) filed with the Securities and Exchange Commission on January 9, 2009 (“Debt Conversion Agreement”).

Item 4. Purpose of Transaction

The securities of the Issuer were acquired by the Reporting Person in connection with the Debt Conversion Agreement.  The purpose of the transaction was to end loan transactions between the Issuer and the Reporting Person and to repay outstanding amounts.  See Item 3 of this Schedule, which is hereby incorporated by reference.

The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Issuer.

The Reporting Person reserves the right to actively pursue various proposals which could relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person named in Item 2 may be found in rows 11 and 13 of the Cover Page relating to the Reporting Person, which is hereby incorporated by reference.

(b)The powers that the Reporting Person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to the Reporting Person, which is hereby incorporated by reference.

(c)All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)None.

(e)Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Item 4 is hereby incorporated by reference.  To the best of the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships.

Item 7. Material to Be Filed as Exhibits

1.
Agreement to Convert Debt into Equity dated December 24, 2008, by and between the Registrant, Niveous Holding Company Limited, NIVS (HZ) Audio & Video Tech Company Limited, NIVS International (H.K.) Limited, and Tianfu Li (incorporated by reference from Exhibit 10.16 to the Registration Statement on Form S-1 (File No. 333-153005) filed with the Securities and Exchange Commission on January 9, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2009

/s/  Tianfu Li
Tianfu Li

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)